Exhibit 99.01

FreeSeas Common Stock to Transition from NASDAQ to OTCQB Venture Market

Athens, Greece, April 22, 2016 -- FreeSeas Inc. (Nasdaq: FREE) (“FreeSeas” or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of Handysize vessels and an owner of a controlling stake in a company commercially operating tankers, announced today that on April 21, 2016, the Company was notified by The NASDAQ Stock Market LLC ("NASDAQ") that its pending appeal before the NASDAQ Listing Qualifications Hearing Panel had been denied, and that trading in the Company's common stock will be suspended on NASDAQ effective with the open of business on Monday April 25, 2016.

The Company has been approved for trading on the OTCQB® Venture Market, operated by OTC Markets Group Inc., and expects its common stock to begin trading on OTCQB effective April 25, 2016 under its current trading symbol "FREE." Beginning Monday, April 25, 2016, investors will be able to view real-time best bid and ask quotes for "FREE" at http://www.otcmarkets.com and through most online broker websites.

This transition to the OTCQB market does not affect the Company's business operations and implementation of a reverse stock split is not required for the trading of the Company’s common stock to transition to OTCQB. The Company will continue to file periodic and certain other reports with the Securities and Exchange Commission under applicable federal securities laws.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers and also is an owner of a controlling stake in a company commercially operating tankers. Currently, it has a fleet of Handysize vessels. FreeSeas' common stock trades on the Nasdaq Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the SEC, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ''expects,'' ''intends,'' ''plans,'' ''believes,'' ''anticipates,'' ''hopes,'' ''estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

Dimitris Papadopoulos, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

dp@freeseas.gr

www.freeseas.gr